December 2007 Pricing Sheet dated December 21, 2007 relating to Preliminary Terms No. 439 dated November 21, 2007 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
Four PLUS Each Based on the Value of a Different Underlying Index
Performance Leveraged Upside SecuritiesSM
This pricing sheet offers four separate PLUS, each relating to a different underlying index.  Each offering provides exposure to a single underlying index.  The performance of each offering will depend only on the performance of the single underlying index to which it relates and not on the performance of any other index or offering.
PRICING TERMS FOR EACH PLUS– DECEMBER 21, 2007
Issuer:	Morgan Stanley
Agent:	Morgan Stanley & Co. Incorporated
Maturity date:	January 20, 2009
Payment at maturity:
If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x (final index value / initial index value)
This amount will be less than or equal to the stated principal amount of $10.

Leveraged upside payment:	$10 x leverage factor x index percentage increase
Index percentage increase:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value of the underlying index on the pricing date. See “Specific Terms for Each PLUS – Initial index value” below.
Final index value:	The index closing value of the underlying index on the valuation date, subject to adjustment for certain market disruption events
Stated principal amount:	$10
Issue price:	$10 (see “Price to public” below)
Pricing date:	December 21, 2007
Original issue date:	December 31, 2007 (5 business days after the pricing date)
Listing:	The PLUS will not be listed on any securities exchange.
United States Federal Taxation:	Please see page 2 of this pricing sheet.

SPECIFIC TERMS FOR EACH PLUS
Underlying index:	Dow Jones Industrial AverageSM (“DJIA”)	NASDAQ-100 Index® (“NDX”)	S&P 500® Index (“SPX”)	Russell 2000® Index (“RTY”)
Initial index value:	13,450.70	2,111.77	1,484.46	785.60
Valuation date:	January 15, 2009	January 15, 2009	January 15, 2009	January 15, 2009
Leverage factor:	300%	300%	300%	300%
Maximum payment at maturity:	$11.525 (115.25%)	$11.85 (118.5%)	$11.70 (117%)	$12.15 (121.5%)
CUSIP:	61747W661	61747W679	61747W687	61747W695
Listing ticker symbol:	None	None	None	None
Securities exchange for listing:	None	None	None	None

	Per DJIA PLUS	Total	Per NDX PLUS	Total	Per SPX PLUS	Total	Per RTY PLUS	Total
Price to public:(1)	$10	$910,000	$10	$2,650,000	$10	$8,500,000	$10	$850,000
Agent’s commissions:(1)(2)	$0.15	$13,650	$0.15	$39,750	$0.15	$127,500	$0.15	$12,750
Proceeds to company:	$9.85	$896,350	$9.85	$2,610,250	$9.85	$8,372,500	$9.85	$837,250

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per PLUS.  Please see “Syndicate Information” on page 7 of the accompanying preliminary terms for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

“Dow Jones Industrial AverageSM,” “Dow JonesSM,” and “DJIASM” are service marks of Dow Jones & Company, Inc. The “NASDAQ®,” “NASDAQ-100®,” “Nasdaq Global MarketSM” and “NASDAQ-100 Index” are trade or service marks of The Nasdaq Stock Market, Inc. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. The “Russell 2000® Index” is a trademark of Frank Russell Company. These service marks and trademarks have been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 439 dated November 21, 2007
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Four PLUS Each Based on the Value of a Different Underlying Index
Performance Leveraged Upside SecuritiesSM

United States Federal Taxation:
The issuer believes that, under current law, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  Please see the applicable preliminary terms for the PLUS.  However, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments (such as the PLUS).  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly on a retroactive basis.  The notice focuses in particular on whether to require holders of such instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  Both U.S. and non-U.S. investors considering an investment in the PLUS should consult their tax advisers regarding the notice and its potential implications for an investment in the PLUS.

December 2007	Page 2